FEE RULE FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Paramount Resources Ltd.

Fiscal year end date used
to calculate capitalization:	December 31, 2008

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the
issuer's most recent fiscal year end		(i)
67,740,824

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A)
and (B) of the Rule)		(ii)
14.30

Market value of class or series	(i) X (ii) =		(A)
954,393,783.20

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in
Canada or the United States of America at the end of the fiscal year)			(B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined)			(C)
85,044,882.00

(Repeat for each class or series of securities)			(D)

Capitalization
(Add market value of all classes and	(A) + (B) + (C) + (D) =		1,039,438,665.20
series of securities)

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the			29,700
capitalization calculated above)

Late Fee, if applicable
(As determined under section 2.5 of the Rule)